PRESS RELEASE

Banro Announces Q3 2015 Financial Results;
Q3 2015 EBITDA of $20.3 Million, YTD 2015 EBITDA of $54 Million and Twangiza
Lowers Cash Cost to $501 per Ounce

Toronto, Canada – November 11, 2015 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") today announced its financial and operating results for the third quarter of 2015.

TWANGIZA OPERATIONAL HIGHLIGHTS

•	Twangiza year-to-date production increases 53% to 105,092 ounces from 68,739 ounces in 2014, exceeding full year 2014 production of 98,184
•	Twangiza maintains quarterly gold production, 34,824 ounces, with throughput above design capacity at 104%
•	Twangiza Q3 2015 cash costs per ounce decreased 19% to $501 per ounce, contributing to a 2015 year-to-date cash costs of $539 per ounce
•	Q3 2015 AISC of $608 per ounce, a 13% decrease from Q3 2014 of $702 per ounce

NAMOYA PROJECT HIGHLIGHTS

•	Namoya continues to increase stacked material and gold content, leading to improved gold production, as the operation progresses towards steady-state operating levels
•	Exploration drilling at the Namoya-Summit Filon B target delivers positive results

FINANCIAL HIGHLIGHTS

•	Record EBITDA of $20.3 million in Q3 2015, a 46% increase over Q3 2014 of $14 million, and year-to-date EBITDA of $54 million, a 118% increase over the same period in 2014
•	Q3 2015 net income before non-cash impairment charges of over $10 million, an increase of 188% over Q3 2014 ($4 million)
•	Gross earnings from operations of over $15 million in Q3 2015, consistent with Q2 2015, as lower operating costs offset depressed gold market conditions

All dollar amounts in this press release are expressed in thousands of dollars and, unless otherwise specified, in United States dollars.

''We are very pleased with the performance of the Twangiza mine, where exceptionally strong production results are providing a solid operating and financial foundation for the Company. Meanwhile, we are working to identify further opportunities to continue to enhance production and reduce costs at Twangiza,” said Banro President and CEO John Clarke.

“The Namoya mine also made significant progress during the quarter as it continues to ramp-up towards steady-state operating levels. However, the delay in the delivery of trucking and excavating equipment to site, which is now on site and being commissioned, resulted in lower than expected quarterly gold production at Namoya. We continue to expect commercial production by the end of 2015. Looking ahead to the fourth quarter, we expect that improving mine productivity resulting from the commissioning of new equipment, together with the lagging nature of heap leach gold production from material stacked in the third quarter, will contribute to enhanced quarterly production. The Company expects to meet the consolidated production guidance of 175,000 to 195,000 ounces of gold for 2015, with Twangiza cash costs and AISC being below $600 per ounce and $700 per ounce, respectively,”

The table below provides a summary of financial and operating results for the three and nine-month periods ended September 30, 2015, and corresponding periods in 2014 as well as the second quarter of 2015:

(I) FINANCIAL

	Q3 2015	Q3 2014	Q2 2015	YTD 2015	YTD 2014
Selected Financial Data
Revenues	38,504	33,285	42,597	122,104	90,258
Total mine operating expenses[1]	(23,084)	(25,192)	(28,068)	(75,433)	(71,833)
Gross earnings from operations	15,420	8,093	14,529	46,671	18,425
Net income before impairment charge[2]	10,789	3,750	1,534	19,103	48
Net (loss)/income	(12,211)	3,750	(48,666)	(54,097)	48
Basic net (loss)/earnings per share ($/share)	(0.05)	0.01	(0.19)	(0.21)	-
Key Operating Statistics
Average gold price received ($/oz)	1,117	1,233	1,194	1,173	1,254
Gold sales (oz)	34,467	26,997	35,665	104,088	71,961
Gold production (oz)	34,824	27,171	34,325	105,092	68,739
All-in sustaining cost per ounce ($/oz)	608	702	701	631	827
Cash cost per ounce ($/oz)	501	618	587	539	728
Gold margin ($/oz)	616	615	607	634	526
Financial Position
Cash and cash equivalents	3,895	2,148	9,270	3,895	2,148
Gold bullion inventory at market value[3]	3,487	2,335	1,875	3,487	2,335
Total assets	869,806	869,068	879,510	869,806	869,068
Long term debt	166,859	192,079	165,591	166,859	192,079

(1) Includes depletion and depreciation.

(2) Impairment charges of $23,000 and $73,200 were recognized in Q3 2015 and YTD 2015, respectively. Refer to the Namoya - Mine Under Construction section below for additional information.

(3) This represents 3,130 ounces of gold bullion inventory, with a total cost of $734 per ounce, shown at the September 30, 2015 closing market price of $1,114 per ounce of gold.

•	Revenues during the three and nine-month periods ended September 30, 2015 were $38,504 and $122,104, respectively, compared with revenues of $33,285 and $90,258, respectively, for the corresponding periods in 2014. During the third quarter of 2015, ounces of gold sold increased by 28% to 34,467 ounces compared to sales of 26,997 ounces during the third quarter of 2014. The average gold price per ounce sold in the quarter was $1,117 compared to an average price of $1,233 per ounce obtained during the corresponding prior year period as a result of lower average market prices.

•	Mine operating expenses, including depletion and depreciation, for the three and nine-month periods ended September 30, 2015 were $23,084 and $75,433, respectively, compared to $25,192 and $71,833 for the respective three and nine-month periods ended September 30, 2014. The decrease in costs during the 2015 three month period was due to lower depreciation as a result of the extension in the life of the mine during the second quarter of 2015, partially offset by higher production costs due to increased mill throughput for a total of 441,579 tonnes compared to 394,500 tonnes, as the operation surpassed design capacity. The increase in costs during the nine month period was due to higher production costs as Twangiza significantly increased milling throughput on a year-to-date basis from 987,844 tonnes to 1,299,084 tonnes, resulting in lower costs per ounce.

•	Gross earnings from operations for the respective three and nine-month periods ended September 30, 2015, were $15,420 and $46,671, respectively, compared to $8,093 and $18,425, respectively, for the corresponding periods of 2014. The 16% higher gold sales during Q3 2015 compared to Q3 2014, with a corresponding 8% decrease in mine operating expenses translated into improving gross margins by over 90%. While the average gold price received per ounce decreased due to the market conditions, this was offset by increased gold ounces sold.

•	Cash costs on a sales basis for the nine months ended September 30, 2015 were $539 per ounce, a reduction of 26% from $728 per ounce for the corresponding period in 2014. Cash costs per ounce on a sales basis for the third quarter of 2015 were $501 per ounce of gold (compared to $618 per ounce of gold for the third quarter of 2014 and $587 per ounce for the second quarter of 2015). Cash costs for the third quarter of 2015 were lower than the prior year quarter as a result of continued levels of increased productivity at Twangiza. Consistent with the first two quarters of 2015, Twangiza maintained steady state production levels and normalized production costs in line with life of mine expectations as well as benefits from the reductions in diesel pricing.

•	All-in sustaining costs were $631 per ounce for the nine months ended September 30, 2015, a 24% reduction from $827 per ounce for the corresponding period in 2014. All-in sustaining costs were $608 per ounce for the third quarter of 2015 (compared to $702 per ounce of gold for the third quarter of 2014 and $701 per ounce for the second quarter of 2015) driven by lower cash costs per ounce.

(II) OPERATIONAL - TWANGIZA

•	During the third quarter of 2015, Twangiza was loss time injury (“LTI”) free, progressing to over twenty-one months and 8.9 million LTI free hours since the last recorded LTI.

•	During the third quarter of 2015, the plant at the Twangiza Mine processed 441,579 tonnes of ore (compared to 394,500 tonnes during the third quarter of 2014 and 428,661 tonnes in the second quarter 2015), maintaining throughput above design capacity for 104% of design capacity. This achievement was made while Twangiza continued to process a significant amount of non-oxide material. Ore was processed during the third quarter of 2015 at an indicated head grade of 3.07 g/t Au (compared to 2.60 g/t Au during the third quarter of 2014 and 3.01 g/t Au during the second quarter of 2015) with a recovery rate of 79.8% (compared to 82.2% during the third quarter of 2014 and 82.2% in second quarter 2015) to produce 34,824 ounces (compared to 27,171 ounces during the third quarter of 2014 and 34,325 ounces in second quarter 2015) of gold.

(III) MINE UNDER CONSTRUCTION – NAMOYA

Mine Under Construction - Investment	Q3 2015	Change		Q3 2014
	($000's)	(%)		($000's)
Additions[1]	14,348	(17%	)	17,301
Impairment[2]	(23,000)	100%		-
Balance as at September 30	387,713	(3%	)	397,706

(1) Net of pre-commercial revenue of $13,274 and $5,449 in Q3 2015 and Q3 2014, respectively.

(2) Refer to the Namoya - Mine Under Construction section below for additional information.

•	During the third quarter of 2015, the Namoya Mine produced 12,157 ounces of gold from a total of 446,653 tonnes of ore, stacked and sprayed on the heap leach pads, at an indicated head grade of 1.67 g/t Au. Stacking levels and grades were below the design capacity of the operation during the quarter as a result of restricted excavator availability which in turn resulted in lower than planned ore production and waste removal.

•	With the ongoing commissioning of process upgrades during the third quarter, daily stacking rates continued to incrementally improve and stabilize, however, the utilization of the processing circuit was restricted due to ore delivery from mining operations with the ore stacked being supplemented by low grade stockpile material. The achievements made with respect to the processing circuit has increased the focus on mining productivity in order to enhance ore delivery and enable improved utilization of the processing circuit.

•	The process to achieving the required improvements to mining productivity commenced during the third quarter as Namoya began receiving, assembling and commissioning the larger mining fleet. The excavator was commissioned in September and began contributing to improved mining productivity and the CAT 777s began commissioning in October with the final haul trucks expected to come online by the end of November. The expanded fleet will support the ongoing mining activities in multiple pits and the removal of waste required for additional mining faces to be opened, which should result in significantly reducing the need to blend low grade stockpile material with the stacked ore.

(IV) EXPLORATION

•	During the third quarter of 2015, exploration activities increased with the focus on near mine exploration at Namoya. High grade drill results intersecting significant mineralization were obtained from the first stage of the follow up drill program in the Namoya Summit footwall zone which borders the Filon B area (see Banro’s September 18, 2015 press release). Drilling results included 16.00 metres grading 5.35 g/t Au, 15.00 metres grading 5.00 g/t Au and 24.00 metres grading 2.77 g/t Au. Exploration drilling will continue through the fourth quarter of 2015 along with grade control drilling at Namoya Summit.

(V) CORPORATE DEVELOPMENT

•	In September 2015, the Company closed a new $9 million loan facility with an existing lender, Banque Commerciale du Congo ("BCDC"), following repayments of the previous $10 million credit facility with BCDC which is now extinguished, as well as repayments of other existing facilities with DRC banks. The loan facility is for a term of 22 months, bears interest of 9.5% per annum and is repayable over 19 months starting in January 2016.

•	In September 2015, the Company closed a $7 million gold forward sale transaction. The forward sale transaction provides for the prepayment by the purchaser of $7 million for its purchase of 8,481 ounces of gold from the Twangiza mine, with the gold deliverable over 33 months, at 257 ounces per month beginning January 2016. The forward sale may be terminated at any time upon payment to the purchaser of a one-time termination amount. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month.

•	The Company elected not to declare the September 2015 dividend on the preference shares issued in 2013. The accrued amount in respect of this dividend was $927 as at September 30, 2015.

TWANGIZA MINE

With the ability to maintain stable operating performance following a year of increased productivity levels, Twangiza management focused on evaluating the processing capabilities of the plant. Throughput levels increased to 104% of design capacity while continuing to process significant amounts of non-oxide ore. The Company performed multiple days of trials to test the throughput of pre-crushed non-oxide ore. The results demonstrated that throughputs greater than design capacity may be achievable with pre-crushed material. As expected, the recovery rates of the non-oxide feed were lower than those being regularly achieved with blended ore and contributed to lower overall recoveries in the current quarter. These trials are being performed to evaluate potential enhancements to further utilize the existing plant in the future. Twangiza management will continue to focus on process plant feed optimization to secure reliable throughput levels that can be maintained through the rainy season.

TWANGIZA MINE	Q3 2015	Q2 2015	Prior Quarter Change %	Q3 2014	Prior Year Change %
Gold sales (oz)	34,467	35,665	(3%)	26,997	28%
Gold produced (oz)	34,824	34,325	1%	27,171	28%
Material mined (t)	707,861	770,162	(8%)	1,027,311	(31%)
Ore mined (t)[1]	453,960	548,175	(17%)	589,288	(23%)
Valley fill mined (t)	-	-	-	-	-
Waste mined (t)	253,901	221,987	14%	438,023	(42%)
Strip ratio (t:t)[2]	0.56	0.41	37%	0.74	(24%)
Ore milled (t)[1]	441,579	428,661	3%	394,500	12%
Head grade (g/t Au)[3]	3.07	3.01	2%	2.60	18%
Recovery (%)	79.84	82.2	(3%)	82.20	(3%)
Cash cost per ounce ($US/oz)	501	587	(15%)	618	(19%)

(1)	The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.

(2)	Strip ratio is calculated as waste mined divided by ore mined.

(3)	Head grade refers to the indicated grade of ore milled.

In the third quarter of 2015, Twangiza achieved production levels consistent with the first two quarters of 2015, continuing to produce above the monthly average production guidance of 9,000 ounces per month. Cash costs per ounce during the quarter were 15% lower than the second quarter of 2015 and represented a 19% reduction from the third quarter of 2014, mainly due to the improvements in productivity levels and the benefit of lower diesel prices. Similar to recent quarters, the strong operating results continue to be driven by improved productivity with the plant throughputs being maintained at or above design capacity while processing a significant portion of non-oxide ore. In the current quarter, mill throughput, which achieved 104% of design capacity, and head grade were the most significant contributors with 12% and 18% increases, respectively, compared to the same prior year period, contributing to an overall increase in gold content processed of 32% while gross spending on processing only increased by approximately 19%.

Gross spending and unit costs for Q3 2015 in comparison to Q2 2015 and Q3 2014 are as follows:

Mine Operating Costs		(In '000s)		Cost per tonne Milled ($/t)
	Q3 2015	Q2 2015	Q3 2014	Q3 2015	Q2 2015	Q3 2014
Mining Costs	3,603	4,495	3,430	8.2	10.5	8.7
Processing Costs	10,214	9,252	8,583	23.1	21.6	21.8
Overhead	4,771	5,269	4,506	10.8	12.3	11.4
Inventory Adjustments	(1,325)	1,927	178	(3.0)	4.5	0.5
Total mine operating cost	17,263	20,943	16,697	39.1	48.9	42.4
Total tonnes milled (tonnes)	441,579	428,661	394,500

Mining

A total of 707,861 tonnes of material (Q3 2014 – 1,027,311 tonnes) were mined during the three month period ended September 30, 2015. Total ore mined was 453,960 tonnes (Q3 2014 – 589,288 tonnes). The strip ratio for the third quarter of 2015 decreased to 0.56 as compared to 0.74 during the third quarter of 2014. The mining cost per tonne milled during the third quarter of 2015 decreased compared with the second quarter of 2015 to $8.20 per tonne milled as a result of lower gross mining costs due to redirected mining resources to the Tailings Management Facility (“TMF”) construction and increased tonnes milled.

Processing & Engineering

For the three month period ended September 30, 2015, the plant at the Twangiza Mine processed 441,579 tonnes of ore (Q3 2014 – 394,500 tonnes), representing a 12% increase over the prior year period, as the operations continued to exceed the annualized rate of 1.7 Mtpa. This quarterly throughput was marginally higher, at 13,000 tonnes over the second quarter of 2015. Processing cost per tonne milled increased from $21.80 per tonne in the third quarter of 2014 to $23.10 per tonne in the third quarter of 2015 as a result of increased consumables consumption from the processing of non-oxide ore. During the quarter, Twangiza performed multiple days of trials to test the throughput of pre-crushed non-oxide ore. The results demonstrated that throughputs greater than design capacity may be achievable with pre-crushed material. As expected, the recoveries of the non-oxide feed were lower than those being regularly achieved with blended ore and contributed to lower recovery of 79.84% during the period. The processing costs were 19% higher compared to Q3 2014 as a result of the 12% increase in throughput combined with increased consumables consumption due to the ore blend.

Sustaining Capital Activities

Capital spending at Twangiza was focused on upgrades to the mobile fleet and continued construction of the TMF. Mobile fleet upgrades during the quarter included the purchase of secondary equipment to support mining operations, road maintenance and TMF construction. TMF construction continued at increasing activity levels, with activity levels expected to be sustained into the fourth quarter of 2015, however, lower levels of activity may occur based on the impact of the rainy season.

Cash cost and All-in sustaining cost

Cash costs per ounce for the third quarter of 2015 were lower than the prior year period, primarily due to increased sales of 7,470 ounces or 28%, due to increased production over the third quarter of 2014, while gross spending increased as a result of higher throughput slightly above the design capacity of the mill and higher consumables consumption. The all-in sustaining cost decreased from $702 per ounce in Q3 2014 to $608 per ounce in Q3 2015, primarily due to lower cash costs related mainly to lower diesel costs and improved milling efficiency. The all-in sustaining cost decreased from $701 per ounce in Q2 2015 to $608 per ounce in Q3 2015, primarily due to the impact of inventory adjustments from increased gold-in-process and gold bullion levels.

Cash Cost per ounce sold		($US/ounce)
	Q3 2015	Q2 2015	Q3 2014
Mining Costs	105	126	127
Processing Costs	296	259	318
Overhead	138	148	166
Inventory Adjustments	(38)	54	7
Total cash costs per ounce	501	587	618
Total ounces sold (ounces)	34,467	35,665	26,997
All-in sustaining costs per ounce	608	701	702

NAMOYA - MINE UNDER CONSTRUCTION

During the third quarter of 2015, Namoya’s ramp up towards commercial production progressed with stacking levels averaging 149,000 tonnes per month for a total of 446,653 tonnes for the quarter. This represents a 35% increase in ore stacked over the second quarter of 2015. Ore stacked was below the design rate of 190,000 tonnes per month due to low excavator availability. The low availability of ore from mining activities in the third quarter resulted in the processing of ore from low grade stockpiles, resulted in an average stacked grade of 1.67 g/t Au. Contained gold stacked on the heap leach increased to approximately 24,000 ounces or approximately 48% over the previous quarter. Due to heap leach operations requiring several months of percolation to fully recover the leachable gold, gold production in the quarter increased by approximately 15%. Namoya poured 3,415 ounces in July, 4,233 ounces in August and 4,509 ounces in September for a total of 12,157 ounces of gold in the third quarter of 2015.

Excavator availability improved in September with the commissioning of the first component of the larger mining fleet. This will significantly improve waste removal activities. The commissioning process of the CAT 777s has commenced, which will occur in phases throughout November following the completion of the onsite assembly process. The full commissioning of the larger mining fleet along with the continued support from the pre-existing mining fleet is expected to significantly improve mining productivity levels. With increasing ore availability at Namoya, stacking levels and grades are expected to increase to commercial production levels in the fourth quarter of 2015.

The CIL circuit was not utilized during the third quarter of 2015 as the focus of the operations continues to be the improvements to the heap leach processing circuit.

During the third quarter of 2015, the Company recorded a non-cash impairment charge totalling $23.0 million against the Namoya Mine Under Construction balance in its interim condensed financial statements, resulting in a net balance of $388 million as at September 30, 2015. The non-cash impairment charge recorded was due to the aggregate adverse impact of the deterioration of the long term gold price outlook, the build-up of capitalized borrowing costs (interest and dividends directly attributable to the construction of the asset) and pre-commercial operating losses from the extended ramp up due to the delay in financing, the commissioning of the mobile fleet and the redesign of the plant.

Under International Financial Reporting Standards (“IFRS”), in addition to the project development and the associated exploration and evaluation costs, the Mine Under Construction balance includes borrowing costs, depreciation and pre-commercial operating losses. Prior to the recognition of impairment charges in the current year, as at September 30, 2015, the Mine Under Construction balance included over $75 million of borrowing costs, $22 million of depreciation and approximately $35 million of pre-commercial operating losses. The 2015 year-to-date non-cash impairment charge of $73.2 million was less than the amount of the above indirect project development costs, indicating that the direct Namoya project development costs are recoverable under the prevailing market conditions.

EXPLORATION

Consistent with the Company’s focus on cash flow management during the completion of development at Namoya, exploration activities during the third quarter of 2015 involved the provision of support by the geological teams for production related activities at the two mine sites, as well as the use of small teams focused on new oxide target generation activities in Lugushwa and Kamituga through BLEG and ground maintenance activities.

Near mine exploration at Namoya during the third quarter of 2015 yielded high grade drill results intersecting significant mineralization. These results were obtained from the first stage of the follow up drill program in the Namoya Summit footwall zone which borders the Filon B area (see Banro’s September 18, 2015 press release). Drilling results included 16.00 metres grading 5.35 g/t Au, 15.00 metres grading 5.00 g/t Au and 24.00 metres grading 2.77 g/t Au. The drill program that has yielded these significant mineralization results is ongoing and has been integrated with production related drilling activities to effectively utilize the available resources. Additional drill results from the ongoing drill program are expected in the fourth quarter of 2015.

As previously reported, to support the Twangiza and Namoya operations, near term exploration will focus on the following:

•	Deliver sufficient drilling to allow full delineation of mineable material for the Namoya Summit - Filon B targets at Namoya;

•	Development and execution of the drill program to convert inferred and indicated resources to higher confidence resources and mineral reserves within the existing open pits; and

•	Delineate resources from identified targets within a 5 kilometre radius of the current operations.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "Qualified Person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

NON-IFRS MEASURES

Management uses cash cost, all-in sustaining cost, gold margin and EBITDA to monitor financial performance and provide additional information to investors and analysts. These metrics do not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these metrics do not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis.

				Q3 2015	Q3 2014
Cash Cost	Q3 2015	Q3 2014	Q2 2015	YTD	YTD
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	23,084	25,192	28,068	75,433	71,833
Less: Depletion and depreciation	(5,821)	(8,495)	(7,125)	(19,332)	(19,431)
Total cash costs	17,263	16,697	20,943	56,101	52,402
Gold sales (oz)	34,467	26,997	35,665	104,088	71,961
Cash cost per ounce ($/oz)	501	618	587	539	728

The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

				Q3 2015	Q3 2014
All-In Sustaining Cost	Q3 2015	Q3 2014	Q2 2015	YTD	YTD
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	23,084	25,192	28,068	75,433	71,833
Less: Depletion and depreciation	(5,821)	(8,495)	(7,125)	(19,332)	(19,431)
Total cash costs	17,263	16,697	20,943	56,101	52,402
Sustaining capital	3,690	2,262	4,074	9,589	7,101
All-in cash costs	20,953	18,959	25,017	65,690	59,503
Gold sales (oz)	34,467	26,997	35,665	104,088	71,961
All-in cash cost per ounce ($/oz)	608	702	701	631	827

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

Banro calculates EBITDA as net income or loss for the period excluding: interest and financing costs, income tax expense, depreciation and amortization and impairment charges. EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net profit for the period and EBITDA is presented below:

				Q3 2015	Q3 2014
EBITDA	Q3 2015	Q3 2014	Q2 2015	YTD	YTD
	($000's)	($000's)	($000's)	($000's)	($000's)
Net (loss)/income	(12,211)	3,750	(48,666)	(54,097)	48
Interest and Financing Costs	3,686	1,686	6,035	15,424	5,249
Taxes	-	-	-	-	-
Depletion and depreciation	5,834	8,513	7,148	19,393	19,480
Impairment	23,000	-	50,200	73,200	-
EBITDA	20,309	13,949	14,717	53,920	24,777

Q3 2015 Financial Results Conference Call Information

Banro will host a conference call at 11:00AM EST on November 12, 2015. Please use the following dial in numbers:

Q3 2015 Financial Results Conference Call Information

Toll Free (North America):	+1 877-291-4570	Conf ID: 78819755
Toronto Local & International:	+1 647-788-4919	Conf ID: 78819755

Q3 2015 Financial Results Conference Call REPLAY

Toll Free Replay Call (North America):	+1 800-585-8367	Conf ID: 78819755
Toronto Local & International:	+1 416-621-4642	Conf ID: 78819755

The conference call replay will be available from 2:00PM EST on November 12, 2015 until 11:59 PM EST on November 26, 2015.

For further information regarding this conference call, please contact Banro Investor Relations or visit the Company website, www.banro.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), costs, cash flow and gold recoveries, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com